UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No.  2)

Under the Securities Exchange Act of 1934

Federal Signal Corporation

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

313855108

(CUSIP Number)

Warren B. Kanders
c/o Kanders & Company, Inc.
One Landmark Square, 22nd Floor
Stamford, CT 06901

Copy to:
Robert L. Lawrence, Esq.
Kane Kessler, P.C.
1350 Avenue of the Americas
New York, NY 10019
212-541-6222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 16, 2008

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ⁭

____________________

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 313855108	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS:
	Warren B. Kanders
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		2,855,954

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,855,954

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,855,954

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.95%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 313855108	13D	Page 3 of 6 Pages

This Amendment No. 2 (the “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission on June 30, 2008 and amended by Amendment No. 1 filed on July 16, 2008 (the “Schedule 13D”) by the Reporting Person with respect to shares of common stock, par value $1.00 (the “Common Shares”) of Federal Signal Corporation (the “Issuer”), whose principal executive offices are located at 1415 West 22nd Street, Oak Brook, Illinois 60523. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

On July 16, 2008, the Reporting Person sent a letter to the Issuer’s Board of Directors reaffirming his continued interest in becoming the Issuer’s Chief Executive Officer, despite the obstacles that have been placed in the path of his candidacy.

The Reporting Person has accepted an invitation from James C. Janning, the Issuer’s Chairman of the Board, to meet with him and other members of the Board to consider Mr. Kanders’ candidacy for the CEO position during the week following the Issuer’s second quarter earnings release on July 25, 2008.

The Reporting Person further stated that during Mr. Janning’s nine year stewardship, the Issuer has endured CEO turnover, declining sales and profitability, a crisis in employee morale and underperformance of its shares relative to its peers. The Reporting Person called upon the Board to act in the best interests of the shareholders and reconsider Mr. Janning’s position as CEO and to speak to their shareholders to hear their concerns firsthand and their desire for a strong leader with vision and the skills and experience to execute that vision.

The Reporting Person reiterated his commitment to increasing value for all of the Issuer’s stockholders.

A copy of the letter is annexed hereto as Exhibit K.

On July 17, 2008, the Reporting Person issued a press release highlighting the contents of the letter he sent to the Issuer’s Board of Directors on July 16, 2008 and commenting on the Issuer's announcement of the sale of E-One for $20M to American Industrial Partners and members of E-One management.

The Reporting Person expressed his great disappointment in the sale price. He has reason to believe that other credible parties potentially interested in purchasing E-One were excluded from the bidding process. Under the circumstances, he questions whether the Issuer received the best price for E-One.

A copy of the press release is annexed hereto as Exhibit 99.1.

CUSIP No. 313855108	13D	Page 4 of 6 Pages

Other than as set forth in this Item 4, the Reporting Person does not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of the Statement. The Reporting Person intends to review his investment in the Issuer on a continuing basis, and to the extent permitted by law, may seek to engage in discussions with other stockholders and/or with management and the Board of the Issuer concerning the business, operations or future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Person may, in the future, take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, purchasing additional Common Stock, selling Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, taking any action to change the composition of the Board, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing its intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4.

Any description herein of the above referenced letter and press release are qualified in their entirety by reference to the attached Exhibits.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a), (b) and (c). As of July 16, 2008, the Reporting Person may be deemed to be the beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act of 1934, as amended) of 2,855,954 shares of Common Stock, constituting approximately 5.95% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 47,997,478 Common Shares outstanding as of April 13, 2008, as set forth in the Issuer’s most recent report on Form 10-Q for the period ended March 31, 2008, filed with the Securities and Exchange Commission on May 2, 2008), over which the Reporting Person exercises sole voting and dispositive power.

No transactions in the shares of Common Stock have been effected by the Reporting Person during the last 60 days except the following transactions, each of which was made by the Reporting Person in a broker’s transaction in the open market. Prices do not include brokerage commissions.

Date	Number of Shares	Price Per Share
July 9, 2008	100,000	$11.967
June 27, 2008	125,000	$12.418
June 26, 2008	137,600	$12.725
June 26, 2008	32,300	$12.770
June 25, 2008	7,835	$13.897
June 24, 2008	87,265	$13.883
May 23, 2008	15,000	$12.600

(d) and (e). Not Applicable

CUSIP No. 313855108	13D	Page 5 of 6 Pages

Item 7.  Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to include the following:

Exhibit K- Letter dated July 16, 2008 from the Reporting Person to the Issuer’s Board of Directors.

Exhibit 99.1- Press Release dated July 17, 2008.

CUSIP No. 313855108	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: July 17, 2008

/s/ Warren B. Kanders
Warren B. Kanders

Exhibit K

Warren B. Kanders
Kanders and Company, Inc.
One Landmark Square
22nd Floor
Stamford, Connecticut 06901
Tel.: (203) 552-9600
Fax: (203) 552-9607

July 16, 2008

Via Facsimile and Federal Express
Mr. James C. Janning
Chairman of the Board
Federal Signal Corporation
1415 West 22nd Street
Oak Brook, Illinois 60523

Dear Mr. Janning:

In response to my public filings, a number of significant stockholders have voiced to me their concern over FSS's apparent lack of direction and the long-term deterioration of stockholder value. Furthermore, I believe that the market expects FSS's second quarter earnings report and outlook to be extremely negative. That expectation, coupled with the uncertainty over the outcome of FSS's search for a new Chief Executive Officer, has resulted in continued erosion of FSS's share price. Indeed, during the past twelve months the short positions have almost doubled. I strongly urge you and the other Board members to speak to your shareholder base – hear their concerns first hand and their cry for a strong leader with vision and the skills and experience to execute that vision.

I understand that you have stated that I do not want to be CEO. Nothing could be further from the truth. I have repeatedly confirmed to the Board and gone on record publicly that, despite the obstacles you have placed in the path of my candidacy, I remain keenly interested in becoming FSS's Chief Executive Officer. I have also been told that you are really seeking someone who will serve more in the capacity of a chief operating officer in the guise of a CEO – a candidate easily controlled by you, rather than a strong, effective leader working in partnership with the Board. In this regard, you should fully disclose the circumstances surrounding the termination of Robert D. Welding, as President and CEO, in December, 2007. If you are seeking an ineffective CEO, then indeed, I am not the candidate you are seeking. My commitment to increasing value for all FSS stockholders is unwavering.

Mr. James C. Janning
Chairman of the Board
July 16, 2008
Page 2 of 2

Jeffrey L. Fox, the Chief Executive Officer of the Harbour Group, which you serve full-time as Group President has stated the Harbour Group's credo:

> "We understand the challenges companies face. By asking probing questions and working with our management teams to determine the right answers, by remaining open to all ideas and creatively applying what we've learned through both broad and deep first-hand experience, we have been able to continuously improve our businesses. Consistently."

During the nine years of your stewardship, FSS has endured CEO turnover, declining sales and profitability, a crisis in employee morale and underperformance of its shares relative to its peers. One can only hope that you have been more successful in implementing Mr. Fox's credo on behalf of the Harbour Group than you have been on behalf of FSS. I believe it is time for the Board to act in the best interests of the shareholders of Federal Signal Corporation and reconsider your position as Chairman.

I accept the invitation extended in your letter of July 14. I would be pleased to meet with you and the other Board members to discuss my candidacy for the position of CEO and my vision for the future of FSS during the week following FSS's earnings announcement on July 25, 2008, after I have had the opportunity to consider FSS's updated financial performance and management's outlook.

Kindly confirm that this arrangement is satisfactory to the Board and provide me with several alternate dates.

I look forward to the opportunity of meeting with you and the Board at this critical time in the Company's history.

Very truly yours,

Warren B. Kanders

WBK/bdr

cc: James E. Goodwin
Charles R. Campbell
John F. McCartney
Joseph R. Wright
Robert Gerrity
Robert Hamada
Paul Jones
Dennis Martin
Brenda Reichelderfer